UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT

PURSUANT TO SECTION 14(F) OF THE

SECURITIES EXCHANGE ACT OF 1934

AND RULE 14F-1 THEREUNDER

MCA HOLDINGS CORPORATION

____________________________________

(Name of Registrant)

____________________________________

Nevada	000-52162	98-0497320
(State of Incorporation)	(Commission File No.)	(IRS Employer Identification Number)

Suite 628

138 4th Av., S.E.

Calgary, Alberta

Canada  T2G 4Z6

______________________________________________

(Address of Principal Executive Offices)

(403) 229-2337

(Registrant's Telephone Number, Including Area Code)

Wai Leung Cheng

704 Centre A St., N.W.

Calgary, AB Canada  T2M 2R3

(403) 265-8588

______________________________________________

(Name, Address and Telephone Number of Person Authorized to Receive

Notice and Communications on Behalf of the Person(s) Filing Statement)

We Are Not Asking You for a Proxy and

You Are Not Required to Send a Proxy to Us

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MCA HOLDINGS CORPORATION

Suite 628

138 4th Av., S.E.

Calgary, Alberta

Canada  T2G 4Z6

INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF THE

SECURITIES EXCHANGE ACT OF 1934 AND

RULE 14F-1 THEREUNDER

Notice of Change in the Majority of the Board of Directors

INTRODUCTION

The information contained in this Information Statement is being furnished to all holders of record of common stock of MCA Holdings Corporation (the "Company" or "MCA") at the close of business on April 19, 2007 in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 under that Act in order to effect a change in majority control of the Company's Board of Directors other than by a meeting of stockholders. This Information Statement is being distributed on or about April 19, 2007.

NO VOTE OR OTHER ACTION BY THE COMPANY'S STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

On or about April 10, 2007, MCA entered into an exchange agreement (the "Exchange Agreement") with Jet Global International Investment Group of Hong Kong ("JGIIG").  Under the terms of the Exchange Agreement JGIIG will sell all the stock in its wholly owned subsidiary, Jet Global Energy Limited of Hunan, China ("JGE"), to MCA in exchange for approximately 38,000,000 shares of the common stock of MCA (the "Exchange").  Upon completion of the proposed transaction, JGE will become a wholly owned subsidiary of MCA.

The shares to be issued by MCA will be paid in the following manner:

1.

At Closing, 19,000,000 shares of MCA common stock will be transferred to JGIIG.

2.

One (1) year following completion of JGE's electrical generating facility, MCA shall issue to JGIIG an additional 9,500,000 shares of the common stock of MCA, provided that such shares will not be issued unless JGE has attained gross revenues during the immediately preceding 12 month period of a minimum of $12,000,000 and net income after taxes during the same period of at least $500,000.

3.

Two (2) years following JGE's completion of the electrical generating facility, MCA shall issue an additional 9,500,000 shares of common stock provided, however, that at that time JGE shall have attained gross revenues during the immediately preceding 12 month period of $24,000,000 and income after taxes during the same period of a minimum of $2,500,000.

4.

In addition to the foregoing, MCA shall have the right to repurchase its shares by returning the JGE shares to JGIIG if JGE is not capable of the generation of electricity on a commercial basis within one (1) year following the closing of the Exchange transaction.

5.

Pending delivery of the MCA certificates as described herein, the certificates shall be held by an escrow agent to be appointed by the parties.

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6.

The obligation to close the transaction under the terms of the Exchange Agreement shall be subject to normal terms and conditions contained in such agreements.

In connection with the Exchange, the Board of Directors of the Company, comprising Mr. Wai Leung Cheng (also known as Danny Cheng), Chee Ping Ng, and Eric David Lawson, has agreed that at the closing of the Exchange. Messrs. Stewart Michael Dean, Peter John Horwood and Michael Yu-Lung Wong will be appointed as directors of the Company, subject to the filing and dissemination of this Schedule 14f-1, and Mr. Chee Ping Ng will submit his resignation as a director of the Company, subject to the filing and dissemination of this Schedule 14f-1. As a result thereof, immediately after the closing of the Exchange, Messrs. Wai Leung Cheng, Eric David Lawson, Stewart Michael Dean, Peter John Horwood and Michael Yu-Lung Wong will constitute the entire Board of Directors of the Company. THE CHANGE IN THE COMPOSITION OF THE BOARD OF DIRECTORS DISCLOSED IN THIS SCHEDULE 14F-1 FILING WILL RESULT IN A CHANGE IN CONTROL OF THE BOARD OF DIRECTORS OF THE COMPANY.

No action is required by the shareholders of the Company in connection with the election or appointment of the new directors. However, Section 14(f) of the Securities Act of 1934, as amended, requires the mailing to the Company's shareholders of this Information Statement not less than ten days prior to the change in a majority of the Company's directors if said change occurs without a meeting of the Company's shareholders.

VOTING SECURITIES AND PRINCIPAL SHAREHOLDERS THEREOF

As of the date of this Information Statement, the authorized capital stock of the Company consisted of 100,000,000 shares of common stock, par value $.0001 per share, of which 10,515,000 shares are issued and outstanding and 10,000,000 shares of $.0001 par value preferred stock, of which no shares have been issued and outstanding. Each share of common stock is entitled to one vote with respect to all matters to be acted on by the stockholders.

DIRECTORS AND EXECUTIVE OFFICERS

Set forth below are the current directors and officers of the Company.

NAME	AGE	POSITION
Wai Leung Cheng	52	President/Director
Chee Ping Ng	49	Secretary-Treasurer/Director
Eric David Lawson	61	Director

The directors serve one-year terms or until their successors are elected. The following sets forth biographical information regarding the Company's current directors and officers.

BIOGRAPHY

Wai Leung Cheng (also known as Danny Cheng) is the President and a Director of MCA, and he has held that position since the inception of the Company. Mr. Cheng is also the owner and President of Carling Development, Inc., and he has held that position since 2000. Carling Development is a real estate development company, located in Calgary, Alberta Canada. Mr. Cheng received a degree in mechanical engineering from the Hong Kong Polytechnic College in May, 1975.

Chee Ping Ng is Secretary, Treasurer and a Director of MCA, and he has held these positions since the inception of the Company. Mr. Ng has been employed by Century 21 Bravo Realty of Alberta Canada as a real estate agent since 1989. Mr. Ng received a degree as a drafting technician in June, 1968 from the Southern Alberta Technical Institute, located in Calgary, Alberta Canada. In addition, Mr. Ng attended the University of Calgary located in Calgary, Alberta Canada, where he studied Accounting, from September, 1966 to June, 1967.

Eric David Lawson is a Director of MCA and he has held this position since the inception of the Company. From 1997 to 2004, Mr. Lawson as the chief financial officer and a shareholder of Rancho Banderez, S.A. de C.V., a resort located in Puerto Vallarta, Mexico. From 2002 to 2004, Mr. Lawson served as President and CEO of Costa Maya Reef Resort, Inc., a

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resort located in Belize Central America. From March, 2003 to the present, Mr. Lawson has served as President and CEO of Sage Funding, Inc., an asset manager located in Calgary Alberta, Canada. Mr. Lawson received a bachelor of science degree in education in June, 1969 from the Oregon College of Education, located in Monmouth, Oregon.

Set forth below are the proposed directors and officers to be elected pursuant to the terms of the Exchange Agreement.

Name	Position/Title	Age
Stewart Michael Dean	Director/Secretary Treasurer	38
Peter John Horwood	Director	45
Michael Yu-Lung Wong	Director	24

The following sets forth biographical information regarding the Company's proposed directors not previously listed above.

Stewart Michael Dean has been a consultant for Apex Quality Assurance, Ltd. located in Cochrane, Alberta from 2001 to the present. Apex Quality Assurance, Ltd. performs quality control functions during maintenance and construction of oil sand facilities, petro chemical facilities and power generation facilities. Mr. Dean attended Northern Alberta Institute of Technology located in Edmonton, Alberta from August 1994 to May 1996, where he received an engineering degree in materials technology.

Peter John Horwood from 2000 to the present, Mr. Horwood has been the owner and operator of HCS Limited, a business consulting firm located in Calgary, Alberta. From 1979 to 1983, Mr. Horwood attended the University of Calgary, located in Calgary, Alberta Canada, where he received a bachelor of commerce degree in management information systems.

Michael Yu-Lung Wong has no prior employment history. Mr. Wong attended the University of Toronto located in Toronto, Ontario from September 2001 to December 2005, and during that period Mr. Wong studied dentistry. Mr. Wong has attended the University of British Columbia, located in Vancouver, British Columbia from September, 2006 to the present, where he is currently studying law.

In addition to the foregoing, Messrs. Cheng and Lawson will remain as officers and directors following the completion of the Share Exchange.

FAMILY RELATIONSHIPS

There are no family relationships among any of the Company's directors and officers or those proposed to be directors and officers.

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SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of the Company's common stock by (i) each stockholder known by the Company to be the beneficial owner of more than 5% of the Company's common stock and (ii) by the directors and executive officers of the Company. The person or the company named in the table has sole voting and investment power with respect to the shares beneficially owned.

The following sets forth the beneficial ownership information prior to the closing of the Exchange:

Name and Address of Beneficial Owner	Amount and Nature of Common Stock Beneficially Owned	Percentage Ownership of Common Stock(1)
Wai Leung Cheng (3) 704 Centre A St., N.W. Calgary, AB Canada T2M 2R3	4,450,000	42.3%
Chee Ping Ng 512 Hunts Crescent, N.W. Calgary, AB Canada T2K 4H9	250,000	2.4%
Sagebrush Investments, Ltd (2) 12 Butte Place, N.W. Calgary, AB Canada T2K 4H9	300,000	2.9%
Kit Yung Cheng (3) Tuen Mun Yau Oi Estate Oi Lok House, #908 N. T. Hong Kong	4,000,000	38.0%
All Officers and Directors as a Group (3 persons)	5,000,000	47.6%

(1)

Applicable percentage ownership is based on 10,515,000 shares outstanding as of April 1, 2007. There are no options, warrants, rights, conversion privilege or similar right to acquire the common stock of the Company outstanding as of April 1, 2007.

(2)

Sagebrush Investments, Ltd. is an Alberta, Canada limited liability company that is beneficially owned by Eric D. Lawson, a director and vice president of the Company.

(3)

Ms. Cheng is the sister of Wai Leung Cheng, who is the president of and chairman of the board of the Company.

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The following sets forth the beneficial ownership information after the closing of the Exchange:

Name and Address of Beneficial Owner	Amount and Nature of Common Stock Beneficially Owned	Percentage Ownership of Common Stock(1)
Wai Leung Cheng 704 Centre A St., N.W. Calgary, AB Canada T2M 2R3	4,450,000	9.2%
Sagebrush Investments, Ltd 12 Butte Place, N.W. Calgary, AB Canada T2K 4H9	550,000.78%
Kit Yung Cheng Tuen Mun Yau Oi Estate Oi Lok House, #908 N. T. Hong Kong	4,000,000	8.2%
Michael Yu-Lung Wong 308 Holmes Avenue Toronto, Ontario, Canada M2N 4N3	100,000.21%
Peter John Horwood RR2 Balzac, Alberta Canada TOMOEO	571,600(2)	1.38%
Stewart Michael Dean Suite 333 Bay 1, 206-5 Av West Cochrane, Alberta Canada T4C 1X3	3,576,750(3)	7.37%
Lisa Luan Wong 102, 8040 Colonial Drive Richmond, B.C. Canada V7C 4V1	19,268,621(4)	39.86%
All Officers and Directors as a Group (5 persons)	9,248,350	19.06%

(1)

Applicable percentage ownership is based on 48,515,000 shares which will be outstanding, assuming the successful completion of the Exchange.

(2)

Mr. Horwood owns 40,800 shares directly, and the remaining shares are owned indirectly, as follows:  40,800,000 are owned through his wife Janice L. Horwood and 40,800 are owned by Terardos, Ltd. a British Virgin Isle corporation beneficially owned by Mr. Horwood.

(3)

These shares are owned indirectly by Mr. Dean through his ownership in Apex Quality Assurance, Ltd. a British Virgin Isle corporation, that will own 215,000 shares, 916866 AB, Ltd. a British Virgin Isle corporation that owns 100,000 shares, and Naucliffe Group, Ltd. a British Virgin Isle corporation which owns 3,261,750 shares.

(4)

These shares are owned by Ms. Wong indirectly through her ownership of Best Own Capital Group, Ltd. a British Virgin Isle corporation.

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SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE.

Section 16(a) of the Exchange Act requires the Company's directors and officers, and persons who beneficially own more than 10% of a registered class of the Company's equity securities, to file reports of beneficial ownership and changes in beneficial ownership of the Company's securities with the SEC on Forms 3, 4 and 5. Officers, directors and greater than 10% stockholders are required by SEC regulation to furnish the Company with copies of all Section 16(a) forms they file.

Based solely on the Company's review of the copies of the forms received by it during the fiscal year ended December 31, 2006 and written representations that no other reports were required, the Company believes that the following person who, at any time during such fiscal year, was a director, officer or beneficial owner of more than 10% of the Company's common stock failed to comply with all Section 16(a) filing requirements during such fiscal year:

Name	Number of Late Reports	Number of Transactions Not Reported on a Timely Basis
Wai Leung Cheng	1	0
Chee Ping Ng	1	0
Eric David Lawson	1	0
Kit Yung Cheng	1	0

COMPENSATION OF DIRECTORS AND OFFICERS

The following table sets forth the cash compensation paid by the Company to its President and all other executive officers for services rendered during the fiscal year ended December 31, 2006.

Name and Position	Year	Total Compensation

Wai Leung Cheng, President/Director	2006	None
Chee Ping Ng, Secretary – Treasurer/Director	2006	None
Eric David Lawson – Director	2006	None

Director Compensation

We do not currently pay any cash fees to our directors, but we pay directors' expenses in attending board meetings. During the year ended December 31, 2006 no director expenses were reimbursed.

Employment Agreements

The Company is not a party to any employment agreements.

COMMITTEES OF THE COMPANY'S BOARD OF DIRECTORS

Because our board of directors currently consists of only three members, we do not have a standing nominating, compensation or audit committee. Rather, our full board of directors performs the functions of these committees. Also, we do not have a financial expert on our board of directors as that term is defined by Item 401(e)(2) of Regulation S-B. We do not believe it is necessary for our board of directors to appoint such committees because the volume of matters that come before our board of directors for consideration permits the directors to give sufficient time and attention to such matters to be involved in all decision making. Additionally, because our Common Stock is not listed for trading or quotation on a national securities exchange, we are not required to have such committees. Because our three directors are also officers and shareholders of the Company, they are not independent.

In considering candidates for membership on the Board of Directors, the Board of Directors will take into consideration the needs of the Board of Directors and the candidate's qualifications. The Board will request such information as:

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•	The name and address of the proposed candidate;

•	The proposed candidates resume or a listing of his or her qualifications to be a director of the Company;

•	A description of any relationship that could affect such person's qualifying as an independent director, including identifying all other public company board and committee memberships;

•	A confirmation of such person's willingness to serve as a director if selected by the Board of Directors; and

•	Any information about the proposed candidate that would, under the federal proxy rules, be required to be included in the Company's proxy statement if such person were a nominee.

Once a person has been identified by the Board of Directors as a potential candidate, the Board of Directors may collect and review publicly available information regarding the person in order to assess whether the person should be considered further. Generally, if the person expresses a willingness to be considered and to serve on the Board of Directors and the Board of Directors believes that the candidate has the potential to be a good candidate, the Board of Directors would seek to gather information from or about the candidate, including through one or more interviews as appropriate and review his or her accomplishments and qualifications generally, including in light of any other candidates that the Board of Directors may be considering. The Board of Director's evaluation process does not vary based on whether the candidate is recommended by a shareholder.

The Board of Directors will, from time to time, seek to identify potential candidates for director nominees and will consider potential candidates proposed by the Board of Directors and by management of the Company.

MEETINGS OF THE BOARD OF DIRECTORS

During its fiscal year ended December 31, 2006, the Company's Board of Directors on one occasion approved resolutions at a meeting of the Board of Directors.

STOCKHOLDER COMMUNICATION WITH THE BOARD OF DIRECTORS

Stockholders may send communications to our Board of Directors by writing to: MCA Holdings Corporation, Suite 628, 138 4th Av., S.E., Calgary, Alberta, Canada  T2G 4Z6.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Except for the ownership of the Company's securities, none of the directors, executive officers, proposed directors, holders of more than five percent of the Company's outstanding Common Shares, or any member of the immediate family of such person, have, to the knowledge of the Company, had a material interest, direct or indirect, during the fiscal year ended December 31, 2006, in any transaction or proposed transaction which may materially affect the Company.

No executive officer, present director, proposed director or any member of these individuals' immediate families, any corporation or organization with whom any of these individuals is an affiliate or any trust or estate in which any of these individuals serve as a trustee or in a similar capacity or has a substantial beneficial interest in is or has been indebted to the Company at any time since the beginning of the Company's fiscal year.

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LEGAL PROCEEDINGS

The Company is not aware of any legal proceedings in which any director, nominee, officer or affiliate of the Company, any owner of record or beneficially of more than five percent of any class of voting securities of the Company, or any associate of any such director, nominee, officer, affiliate of the Company, or security holder is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

The Company is subject to the information and reporting requirements of the Securities Exchange Act of 1934 and, in accordance with that act, files periodic reports, documents and other information with the SEC relating to its business, financial statements and other matters. These reports and other information may be inspected and are available for copying at the offices of the SEC, 100 F Street, N.E., Washington, D.C. 20549 and are available on the SEC's website at www.sec.gov.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Information Statement to be signed on its behalf by the undersigned hereunto duly authorized.

MCA HOLDINGS CORPORATION
April 19, 2007	By:_____________________________
Wai Leung Cheng
President

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